**FILE NO: 82-34878**

1 November 2005

05012508

Office of I[redacted]
Securities
450 Fifth S
Washingto
USA

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Dear Sirs

**RENTOKIL INITIAL PLC**
**Information furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities Exchange Act of 1934**

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

| Type of Information or Report | Document furnished |
|---|---|
| 1. Annual report to shareholders and financial statements. | 1. Nothing to Report. |
| 2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement). | 2. Interim Statement dated 25th August 2005 |
| 3. Annual return filed with Registrar of Companies in England and Wales. | 3. Nothing to Report. |
| 4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly). | 4. Nothing to Report. |
| 5. Changes affecting the Board of Directors. | 5. Retirement of Edward Brown |
| 6. Releases to the London Stock Exchange. | 6. |
| | 6.1 Holding in Company. |
| | 6.2 Management changes |
| | 6.3 Releases concerning the interest in Rentokil Initial Plc by Raphoe Management Ltd announced on 22nd August 2005 and related market statements in respect of dealings in the company's securities by investors. |
| | 6.4 Changes in UK Parcels business |
| | 6.5 9 month trading statement update |

RECEIVED
2005 NOV 14 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

pp

Paúl Griffiths
Director Group Secretariat

11/14

5.

Rentokil Initial

# Directorate Change

Rentokil Initial PLC
20 October 2005

RENTOKIL INITIAL (THE 'COMPANY') ANNOUNCES RETIREMENT OF EDWARD BROWN
and
THE APPOINTMENT OF ANDY HOBART AS MD PEST CONTROL AND PLANTS

Rentokil Initial plc announces that Edward Brown, 54, has notified the Board that he intends to retire from his role as a main board director effective 5 January 2006.
Edward has been a director of Rentokil Initial since July 1998, having joined the Company in 1981, and has held a range of senior executive positions, culminating in his present one as Managing Director, Pest Control and Plants.

The Company's chairman, Brian McGowan, said today:-

'Edward has made a significant contribution to the Company over many years and, in particular, the Board recognises his commitment to the roles of chief operating officer, marketing director and managing director in recent times. The Board accepts his decision to retire with regret but can understand his wish to do so after nearly 25 years with the Company. His commitment and enthusiasm will be greatly missed. We wish him well in the future.'

The Company also announces the appointment of Andy Hobart as successor to Edward Brown as Managing Director, Pest Control and Plants Division from 1 December 2005.

Andy, 43, joins after five years with RAC during which he was the Managing Director of a number of support services businesses. For the past two years he has been the Managing Director of the RAC / RBS Joint Venture company Lex

Transfleet, the commercial vehicle contract hire and fleet management outsourcing services business with 1400 employees and turnover of £160 million. Prior to this Andy held a number of senior management positions in The BOC Group.

During his period as Managing Director of Lex Transfleet, Andy has delivered a significant improvement in employee satisfaction, customer service, and a 50% growth in profits.

Commenting on the appointment Chief Executive, Doug Flynn, said:-

'I am delighted to welcome Andy to his new role. His experience at RAC in running support service businesses, combined with his previous international roles, are extremely appropriate in this time of change and regeneration at Rentokil Initial. His achievements in delivering outstanding performance are impressive.

' The senior management team which we will have in place from December is the team that I expect to lead the turnaround of this company and a return to sustainable growth.'

Enquiries:
John Sunnucks, Gill Ackers; Brunswick Group LLP 020 7404 5959
Charles Grimaldi, Rentokil Initial plc 01342 833022

Notes to editors

Other recent senior management appointments

The appointment of Andy Hobart is the latest in a number of senior management appointments made during the year who report directly to Doug Flynn, Chief Executive:

- Mark Boyle, Director of Strategy & Development

- Andrew Macfarlane, Chief Financial Officer
- Cathy Brown, Head of the Change Programme Office
- Andy Kemp, Human Resources Director
- David Liu, Divisional Managing Director, Asia Pacific

## Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

## Pest Control and Plants

### Pest Control

Rentokil Initial offers a comprehensive pest control service in 40 countries and supplies Rentokil branded pest control products to industry. The highly regarded Rentokil Initial Research and Development Centre continues to introduce leading innovations and effective solutions for pest control with specific emphasis placed on health, safety and protection of the environment. It is one of the market leaders in commercial pest control worldwide.

### Plants

Tropical Plants is the largest interior landscaping company in the world and operates in 16 countries. Indoor plants are offered to customers on a rental and maintenance or purchase and maintenance basis, ranging from a single plant or tree to displays for the largest atrium. Rentokil Initial's specialist in-house design and development team also offers a range of services to facilities managers, interior designers and architects, to introduce plants as an integral

part of building design and refurbishment.

G.1

Rentokil Initial

# Rule 8.3- Rentokil Init PLC

State Street Global Advisors
03 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED |
| Company dealt in | Rentokil Initial PLC |
| Relevant security dealt in | Ord |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 30/09/2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (GBP) |
| 30,423 | 1.65 |
| 91,227 | 1.65 |
| Amount sold | Price per unit (GBP) |
| 97,560 | 1.65 |
| 8,406 | 1.65 |

| | | |
|---|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 48,272,430 | 2.67% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

| | |
|---|---|
| Date of disclosure | 03/10/2005 |
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial Plc

Schroders PLC
03 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | Schroders plc |
| Company dealt in | Rentokil Initial Plc |
| Relevant security dealt in | Ordinary 1p shares |
| If a connected EFM, name of offeree/offeror with which connected | n/a |
| If a connected EFM, nature of connection # | n/a |
| Date of dealing | 30.09.05 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| | |
|---|---|
| Amount sold | Price per unit (currency must be stated) |
| 108,707 | 166p |

Resultant total amount and percentage of the same relevant security owned or controlled 93,422,597 (5.152%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 03.10.05 |
| Contact name | Katy Creagh-Osborne |
| Telephone number | 020 7658 2959 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as

appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure - CFD

UBS AG (EPT)
03 October 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Description of all derivative products disclosed on this form | CFD |
| Relevant security to which the derivative is referenced | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |

| | |
|---|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated. | N/A |
| Date of dealing | 30 September 2005 |

WRITING/ENTERING INTO A DERIVATIVE

| Product name | Transaction date | Writing/entering into (indicate as applicable) | Number of securities to which the derivative is referenced | Reference price (currency must be stated) |
|---|---|---|---|---|
| eg long CFD | | | | |
| SHORT CFD | 30 SEP 2005 | WRITING | 220,000 | 1.6540 GBP |

CLOSING OUT A DERIVATIVE

| Product name | Transaction date | Number of securities to which the derivative is referenced | Reference price (currency must | Closinç (currer |
|---|---|---|---|---|

| | | |
|---|---|---|
| eg long CFD | be stated) | stated) |

| | |
|---|---|
| Date of disclosure | 3rd October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
03 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 30 September 2005 |
| | 452,859 |
| Total number of securities bought | |

7.3750 GBP

Highest price paid (currency must be stated)

7.3600 GBP

Lowest price paid (currency must be stated)

286,474

Total number of securities sold

7.3790 GBP

Highest price paid (currency must be stated)

7.3600 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 3rd October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 30 September 2005 |
| Total number of securities bought | 146,327 |
| Highest price paid (currency must be stated) | 1.6625 GBP |
| Lowest price paid (currency must be stated) | 1.6425 GBP |

| | |
|---|---|
| Total number of securities sold | 864,489 |
| Highest price paid (currency must be stated) | 1.6625 GBP |
| Lowest price paid (currency must be stated) | 1.6425 GBP |
| Date of disclosure | 3rd October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

## Rule 8.3-Rentokil Initial Plc

Fidelity International Ltd
03 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 30 SEPTEMBER 2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (currency must be stated) |
| 1,000,000 | 1.6450 GBP/Share |
| Amount sold | Price per unit (currency must be stated) |
| | |
| Resultant total amount and percentage of the same relevant security owned or controlled | 61,907,233 (3.41%) |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 3 OCTOBER 2005 |
| Contact name | SHAUN JACKSON |
| Telephone number | 01737 837 092 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

## EPT Disclosure - Amendment

UBS AG (EPT)
03 October 2005

This announcement replaces the previous RNS announcement reference 0198S released at 11:28 on 30 Sep 05. Amendment made to the BUY figures of BPB PLC due to an omitted trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 29 September 2005 |
| Total number of securities bought | 602,587 |

| | |
|---|---|
| Highest price paid (currency must be stated) | 7.3660 GBP |
| Lowest price paid (currency must be stated) | 7.3485 GBP |
| Total number of securities sold | 29,148 |
| Highest price paid (currency must be stated) | 7.3700 GBP |
| Lowest price paid (currency must be stated) | 7.3500 GBP |
| Date of disclosure | 30 September 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 29 September 2005 |
| Total number of securities bought | 1,120,128 |
| Highest price paid (currency must be stated) | 1.6794 GBP |
| Lowest price paid (currency must be stated) | 1.6525 GBP |
| Total number of securities sold | 699,452 |
| Highest price paid (currency must be stated) | 1.6725 GBP |
| Lowest price paid (currency must be stated) | 1.6525 GBP |
| Date of disclosure | 30 September 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

Hermes Investment Management
04 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | HERMES INVESTMENT MANAGEMENT LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, nature of connection # | |
| Date of dealing | 3 OCTOBER 05 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 479,269 | GBP 1.66 |

| | |
|---|---|
| Amount sold | Price per unit (currency must be stated) |

| | | |
|---|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 87,845,729 | 4.844% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 4 OCTOBER 05 |
| Contact name | MIKE FALLON |
| Telephone number | 020 7680 2160 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3- Rentokil Init PLC

State Street Global Advisors
04 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED |
| Company dealt in | Rentokil Initial PLC |
| Relevant security dealt in | Ord |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 03/10/2005 |

DEALINGS + *****Variance of 129,385 due to Transfer Receive*****

| Amount bought | Price per unit (GBP) |
|---|---|
| 3,388 | 1.66 |
| 8,261 | 1.66 |
| Amount sold | Price per unit (GBP) |

| | | |
|---|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 48,413,464 | 2.67% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

| | |
|---|---|
| Date of disclosure | 04/10/2005 |
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil Initial

Aviva PLC
04 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | AVIVA PLC AND ITS SUBSIDIARIES |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORD GBP0.01 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 03 OCTOBER 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 22,200 | GBP1.658750 |

| Amount sold | Price per unit (currency must be stated) |
|---|---|
| 0 | 0 |

| | |
|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 27,523,047 (1.518%) |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 04 OCTOBER 2005 |
| Contact name | NEIL WHITTAKER |
| Telephone number | 01603 684420 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its

Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial Plc

Legal & General Investment Mgmnt Ld
04 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | Legal & General Investment Management Ltd. |
| Company dealt in | Rentokil Initial Plc |
| Relevant security dealt in | Ordinary Shares GBP 0.01 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 03 October 2005 |

DEALINGS +

| | | |
|---|---|---|
| Amount bought | Price per unit (currency must be stated) | |
| Amount sold | Price per unit (currency must be stated) | |
| 36,824 | GBP 1.6638 | |
| Resultant total amount and percentage of the same relevant security owned or controlled | 63,083,949 | 3.48% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 04 October 2005 |
| Contact name | Helen Lewis |
| Telephone number | 0207 528 6742 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as

appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK) Ltd
04 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P(POST REORG) |
| If a connected EFM, name of offeree/offeror with which connected | RENTOKIL INITIAL |
| If a connected EFM, nature of connection # | CONNECTED ADVISOR TO THE ABOVE |
| Date of dealing | 3/10/2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 92,000 | £1.65625 |

| | |
|---|---|
| 94,563 | £1.6617 |
| Amount sold | Price per unit (currency must be stated) |
| 10,328 | £1.655 |

Resultant total amount and percentage of the same relevant security owned or controlled 132,823,045 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 4/10/2005 |
| Contact name | PANNA GOHIL |
| Telephone number | 020-7901-5139 |

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
04 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3RD OCTOBER 2005 |
| | 395,679 |
| Total number of securities bought | |

| | |
|---|---|
| | 7.3950 GBP |
| Highest price paid (currency must be stated) | |
| | 7.3600 GBP |
| Lowest price paid (currency must be stated) | |
| | 24,046 |
| Total number of securities sold | |
| | 7.3900 GBP |
| Highest price paid (currency must be stated) | |
| | 7.3682 GBP |
| Lowest price paid (currency must be stated) | |

| | |
|---|---|
| Date of disclosure | 4TH October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3RD OCTOBER 2005 |
| Total number of securities bought | 441,235 |
| Highest price paid (currency must be stated) | 1.6675 GBP |
| Lowest price paid (currency must be stated) | 1.6500 GBP |

581,031

Total number of securities sold

1.6800 GBP

Highest price paid (currency must be stated)

1.6500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 4TH October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3RD OCTOBER 2005 |
| Total number of securities bought | 3,675,773 |
| Highest price paid (currency must be stated) | 6.5700 GBP |
| Lowest price paid (currency must be stated) | 6.3150 GBP |

| | |
|---|---|
| | 3,884,748 |
| Total number of securities sold | |
| | 6.5700 GBP |
| Highest price paid (currency must be stated) | |
| | 6.3148 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 4TH October 2005 |
| Contact name | JOSEPH EVANS<br>020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3RD OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 3,828,469 |
| Highest price paid (currency must be stated) | 9.1000 GBP |
| Lowest price paid (currency must be stated) | 8.7000 GBP |
| Total number of securities sold | 3,522,995 |
| Highest price paid (currency must be stated) | 9.0337 GBP |

| | |
|---|---|
| Lowest price paid (currency must be stated) | 8.7000 GBP |
| Date of disclosure | 4TH October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure - CFD

UBS AG (EPT)
04 October 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Description of all derivative products disclosed on this form | CFD |
| Relevant security to which the derivative is referenced | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |

| | |
|---|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated. | N/A |
| Date of dealing | 3rd October 2005 |

WRITING/ENTERING INTO A DERIVATIVE

| Product name | Transaction date | Writing/entering into (indicate as applicable) | Number of securities to which the derivative is referenced | Reference price (currency must be stated) |
|---|---|---|---|---|
| eg long CFD | | | | |

CLOSING OUT A DERIVATIVE

| Product name | Transaction date | Number of securities to which the derivative is referenced | Reference price (currency must | Closinç (currer |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| eg long CFD | | be stated) | | stated) |
| LONG CFD | 03 OCT 2005 | 125,280 | 1.6496 GBP | 1.( |

Date of disclosure 4th October 2005

Contact name JOSEPH EVANS

Telephone number 020 7567 8286

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
04 October 2005

This announcement replaces the previous RNS announcement reference 1027S released at 13.01 on 3rd OCT 05. Amendment made to the BUY figures of BPB PLC due to an omitted trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |

| | |
|---|---|
| Date of dealing | 30 September 2005 |
| Total number of securities bought | 632,259 |
| Highest price paid (currency must be stated) | 7.3750 GBP |
| Lowest price paid (currency must be stated) | 7.3600 GBP |
| Total number of securities sold | 286,474 |
| Highest price paid (currency must be stated) | 7.3790 GBP |

| | |
|---|---|
| | 7.3600 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 3rd October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 30 September 2005 |
| Total number of securities bought | 146,327 |

1.6625 GBP

Highest price paid (currency must be stated)

1.6425 GBP

Lowest price paid (currency must be stated)

864,489

Total number of securities sold

1.6625 GBP

Highest price paid (currency must be stated)

1.6425 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 3rd October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK) Ltd
05 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P (POST REORG) |
| If a connected EFM, name of offeree/offeror with which connected | RENTOKIL INITIAL |
| If a connected EFM, nature of connection # | CONNECTED ADVISOR TO THE ABOVE |
| Date of dealing | 4/10/2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| Amount sold | Price per unit (currency must be stated) |
|---|---|
| 35,952 | 165.5P |

Resultant total amount and percentage of the same relevant security owned or controlled 132,787,093 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure

Contact name

Telephone number

@ THE VARIATION BETWEEN THE RESULTANT HOLDING STATED ABOVE AND THAT INCLUDED IN OUR LAST RELEVANT PUBLIC RULE 8 DISCLOSURE WHICH IS NOT ACCOUNTED FOR BY THE SALES OR PURCHASES DETAILED ABOVE ARISES OUT OF A TRANSFER INTO OR OUT OF OUR FUNDS UNDER MANAGEMENT.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its

Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

Hermes Investment Management
05 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | HERMES INVESTMENT MANAGEMENT LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, nature of connection # | |
| Date of dealing | 4 OCTOBER 05 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 323,228 | GBP 1.65929 |

Amount sold          Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled          88,185,854     4.863%   ***

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?     NO

Date of disclosure          5 OCTOBER 05

Contact name          MIKE FALLON

Telephone number          020 7680 2160

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

*** THE VARIATION BETWEEN THE RESULTANT HOLDING STATED ABOVE AND THAT INCLUDED IN OUR LAST RELEVANT PUBLIC RULE 8 DISCLOSURE WHICH IS NOT ACCOUNTED FOR

BY THE SALES OR PURCHASES DETAILED ABOVE, ARISES OUT OF A TRANSFER INTO OR OUT OF OUR FUNDS UNDER MANAGEMENT.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3- Rentokil Init PLC

State Street Global Advisors
05 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED |
| Company dealt in | Rentokil Initial PLC |
| Relevant security dealt in | Ord |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 04/10/2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (GBP) |
| Amount sold | Price per unit (GBP) |
| 310,327 | 1.66 |

Resultant total amount and percentage of the same relevant security owned or controlled: 48,103,137 2.66%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 05/10/2005

| | |
|---|---|
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

## EPT Disclosure

UBS AG (EPT)
05 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |

31,585

Total number of securities bought

7.3910 GBP

Highest price paid (currency must be stated)

7.3700 GBP

Lowest price paid (currency must be stated)

14,259

Total number of securities sold

7.3932 GBP

Highest price paid (currency must be stated)

7.3650 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| Total number of securities bought | 134,584 |
| Highest price paid (currency must be stated) | 1.6625 GBP |
| Lowest price paid (currency must be stated) | 1.6525 GBP |

| | |
|---|---|
| | 105,491 |
| Total number of securities sold | |
| | 1.6690 GBP |
| Highest price paid (currency must be stated) | |
| | 1.6500 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 350,274 |
| Total number of securities bought | |
| | 6.3200 GBP |
| Highest price paid (currency must be stated) | |
| | 6.2650 GBP |
| Lowest price paid (currency must be stated) | |
| | 1,199,919 |

Total number of securities sold

6.3350 GBP

Highest price paid (currency must be stated)

6.2500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 5th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 671,072 |
| Highest price paid (currency must be stated) | 8.7500 GBP |
| Lowest price paid (currency must be stated) | 8.5050 GBP |
| Total number of securities sold | 296,658 |
| Highest price paid (currency must be stated) | 8.7100 GBP |
| Lowest price paid (currency must be stated) | 8.5000 GBP |

| | |
|---|---|
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3- Rentokil Initial

Fidelity International Ltd
05 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 04 OCTOBER 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 798,523 | 1.6599 GBP/SHARE |

| Amount sold | Price per unit (currency must be stated) |
|---|---|
| | |

Resultant total amount and percentage of the same relevant security owned or controlled 62,705,756 (3.46%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 05 OCTOBER 2005

Contact name LAURA COTTERELL

Telephone number 01737 837 148

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its

Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
05 October 2005

This announcement replaces the previous RNS announcement reference 1720S released at 12:32pm on 4th OCT 05. Amendment made to the BUY and SELL figures of BOOTS GROUP PLC due to an amended trade, as well as the SELL figures for the ALLIANCE UNICHEM PLC due to late trades being booked. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3rd OCTOBER 2005 |

395,679

Total number of securities bought

7.39150 GBP

Highest price paid (currency must be stated)

7.3600 GBP

Lowest price paid (currency must be stated)

24,046

Total number of securities sold

7.3900 GBP

Highest price paid (currency must be stated)

7.3682 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 4th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3rd OCTOBER 2005 |
| | 441,235 |
| Total number of securities bought | |
| | 1.6675 GBP |

Highest price paid (currency must be stated)

1.6500 GBP

Lowest price paid (currency must be stated)

581,031

Total number of securities sold

1.6800 GBP

Highest price paid (currency must be stated)

1.6500 GBP

Lowest price paid (currency must be stated)

Date of disclosure

4th October 2005

| | |
|---|---|
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3rd OCTOBER 2005 |
| | 3,725,773 |
| Total number of securities bought | |
| | 6.5700 GBP |
| Highest price paid (currency must be stated) | |
| | 6.3150 GBP |

Lowest price paid (currency must be stated)

3,834,748

Total number of securities sold

6.5700 GBP

Highest price paid (currency must be stated)

6.3148 GBP

Lowest price paid (currency must be stated)

Date of disclosure 4th October 2005

Contact name JOSEPH EVANS
020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader UBS AG London Branch

| | |
|---|---|
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 3rd OCTOBER 2005 |
| | 3,828,469 |
| Total number of securities bought | |
| | 9.1000 GBP |
| Highest price paid (currency must be stated) | |
| | 8.7000 GBP |
| Lowest price paid (currency must be stated) | |
| | 4,358,707 |

| | |
|---|---|
| Total number of securities sold | |
| | 9.0337 GBP |
| Highest price paid (currency must be stated) | |
| | 8.7000 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 4th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial Plc

Legal & General Investment Mgmnt Ld
06 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | Legal & General Investment Management Ltd. |
| Company dealt in | Rentokil Initial Plc |
| Relevant security dealt in | Ordinary Shares GBP 0.01 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 05 October 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| | |
|---|---|
| Amount sold | Price per unit (currency must be stated) |
| 8,346 | GBP 1.675 |

| | | |
|---|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 63,078,087 | 3.48% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 06 October 2005 |
| Contact name | Helen Lewis |
| Telephone number | 0207 528 6742 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil Init PLC

State Street Global Advisors
06 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | | |
|---|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED | |
| Company dealt in | Rentokil Initial PLC | |
| Relevant security dealt in | Ord | |
| If a connected EFM, name of offeree/ offeror with which connected | N/A | |
| If a connected EFM, nature of connection # | N/A | |
| Date of dealing | 05/10/2005 | |
| DEALINGS + | *****Variance of 264,331 due to Transfer Deliver***** | |
| Amount bought | Price per unit (GBP) | |
| Amount sold | Price per unit (GBP) | |
| Resultant total amount and percentage of the same relevant security owned or controlled | 47,838,806 | 2.64% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 06/10/2005

| | |
|---|---|
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil

Schroders PLC
06 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | Schroders plc |
| Company dealt in | Rentokil Initial Plc |
| Relevant security dealt in | Ordinary 1p shares |
| If a connected EFM, name of offeree/offeror with which connected | n/a |
| If a connected EFM, nature of connection # | n/a |
| Date of dealing | 05.10.05 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 2,000,000 | 166.953p |
| 48,300 | 166.375p |

| Amount sold | Price per unit (currency must be stated) |
|---|---|

Resultant total amount and percentage of the same relevant security owned or controlled 95,424,645 (5.262%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 06.10.05 |
| Contact name | Katy Creagh-Osborne |
| Telephone number | 020 7658 2959 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil Initial

Fidelity International Ltd
06 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 05 OCTOBER 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| | |
|---|---|
| 2,200,000 | 1.6685 GBP/SHARE |
| Amount sold | Price per unit (currency must be stated) |

Resultant total amount and percentage of the same relevant security owned or controlled 64,905,756 (3.58%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 06 OCTOBER 2005

Contact name LAURA COTTERELL

Telephone number 01737 837 148

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK) Ltd
07 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P (POST REORG) |
| If a connected EFM, name of offeree/offeror with which connected | RENTOKIL INITIAL |
| If a connected EFM, nature of connection # | CONNECTED ADVISOR TO THE ABOVE |
| Date of dealing | 06/10/2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 8,354 | £1.63 |

| | |
|---|---|
| Amount sold | Price per unit (currency must be stated) |

Resultant total amount and percentage of the same relevant security owned or controlled 132,795,447 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 7/10/2005 |
| Contact name | PANNA GOHIL |
| Telephone number | 020 7901 5139 |

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its

Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil Init PLC

State Street Global Advisors
07 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED |
| Company dealt in | Rentokil Initial PLC |
| Relevant security dealt in | Ord |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 06/10/2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (GBP) |
| Amount sold | Price per unit (GBP) |
| 28,894 | 1.63 |

Resultant total amount and percentage of the same relevant security owned or controlled: 47,809,912 2.64%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 07/10/2005

| | |
|---|---|
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

Fidelity International Ltd
07 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 06 OCTOBER 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| | |
|---|---|
| 6,632,800 | 1.6442 GBP/SHARE |
| Amount sold | Price per unit (currency must be stated) |

Resultant total amount and percentage of the same relevant security owned or controlled 71,538,556 (3.94%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 07 OCTOBER 2005

Contact name LAURA COTTERELL

Telephone number 01737 837 148

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
07 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| | 1,466,302 |
| Total number of securities bought | |

| | |
|---|---|
| Highest price paid (currency must be stated) | 7.3723 GBP |
| Lowest price paid (currency must be stated) | 7.3550 GBP |
| Total number of securities sold | 290,498 |
| Highest price paid (currency must be stated) | 7.3765 GBP |
| Lowest price paid (currency must be stated) | 7.3627 GBP |

| | |
|---|---|
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| Total number of securities bought | 538,536 |
| Highest price paid (currency must be stated) | 1.6500 GBP |
| Lowest price paid (currency must be stated) | 1.6300 GBP |

456,390

Total number of securities sold

1.6500 GBP

Highest price paid (currency must be stated)

1.6300 GBP

Lowest price paid (currency must be stated)

Date of disclosure 7th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| Total number of securities bought | 1,350,801 |
| Highest price paid (currency must be stated) | 6.2200 GBP |
| Lowest price paid (currency must be stated) | 6.15766 GBP |

| | |
|---|---|
| Total number of securities sold | 1,311,616 |
| Highest price paid (currency must be stated) | 6.2200 GBP |
| Lowest price paid (currency must be stated) | 6.1450 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |

163,195

Total number of securities bought

8.2400 GBP

Highest price paid (currency must be stated)

8.1500 GBP

Lowest price paid (currency must be stated)

104,374

Total number of securities sold

8.2500 GBP

Highest price paid (currency must be stated)

| | |
|---|---|
| Lowest price paid (currency must be stated) | 8.1500 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
07 October 2005

This announcement replaces the previous RNS announcement reference 2384S released at 11:39am on 5th OCT 05. Amendment made to the SELL figures of BOOTS GROUP PLC due to a Cancelled trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 31,585 |
| Highest price paid (currency must be stated) | 7.3910 GBP |
| Lowest price paid (currency must be stated) | 7.3700 GBP |
| Total number of securities sold | 14,259 |
| Highest price paid (currency must be stated) | 7.3932 GBP |
| | 7.3650 GBP |

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders n the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |

134,584

Total number of securities bought

1.6625 GBP

Highest price paid (currency must be stated)

1.6525 GBP

Lowest price paid (currency must be stated)

105,491

Total number of securities sold

1.6690 GBP

Highest price paid (currency must be stated)

1.6500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 5th October 2005

| | |
|---|---|
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of off*ple/37Xeeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 350,274 |
| Total number of securities bought | |
| | 6.3200 GBP |
| Highest price paid (currency must be stated) | |
| | 6.2650 GBP |

owest price paid (currency must be stated)

1,199,819

otal number of securities sold

6.3350 GBP

ighest price paid (currency must be stated)

6.2500 GBP

owest price paid (currency must be stated)

ate of disclosure 5th October 2005

ontact name JOSEPH EVANS
020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |

| | |
|---|---|
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 671,072 |
| Total number of securities bought | |
| | 8.7500 GBP |
| Highest price paid (currency must be stated) | |
| | 8.5050 GBP |
| Lowest price paid (currency must be stated) | |
| | 296,658 |

Total number of securities sold

8.7100 GBP

Highest price paid (currency must be stated)

8.5000 GBP

Lowest price paid (currency must be stated)

Date of disclosure 5th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
07 October 2005

This announcement replaces the previous RNS announcement reference 2384S released at 11:39am on 5th OCT 05. Amendment made to the SELL figures of BOOTS GROUP PLC due to a Cancelled trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |

31,585

Total number of securities bought

7.3910 GBP

Highest price paid (currency must be stated)

7.3700 GBP

Lowest price paid (currency must be stated)

14,259

Total number of securities sold

7.3932 GBP

Highest price paid (currency must be stated)

7.3650 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 134,584 |
| Total number of securities bought | |
| | 1.6625 GBP |

Highest price paid (currency must be stated)

1.6525 GBP

Lowest price paid (currency must be stated)

105,491

Total number of securities sold

1.6690 GBP

Highest price paid (currency must be stated)

1.6500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 5th October 2005

| | |
|---|---|
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 350,274 |
| Total number of securities bought | |
| | 6.3200 GBP |
| Highest price paid (currency must be stated) | |
| | 6.2650 GBP |

Lowest price paid (currency must be stated)

1,199,819

Total number of securities sold

6.3350 GBP

Highest price paid (currency must be stated)

6.2500 GBP

Lowest price paid (currency must be stated)

Date of disclosure 5th October 2005

Contact name JOSEPH EVANS
020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |

| | |
|---|---|
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 4th OCTOBER 2005 |
| | 671,072 |
| Total number of securities bought | |
| | 8.7500 GBP |
| Highest price paid (currency must be stated) | |
| | 8.5050 GBP |
| Lowest price paid (currency must be stated) | |
| | 296,658 |

Total number of securities sold

8.7100 GBP

Highest price paid (currency must be stated)

8.5000 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 5th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

## EPT Disclosure

UBS AG (EPT)
10 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 7th OCTOBER 2005 |
| | 281,839 |
| Total number of securities bought | |

7.3800 GBP

Highest price paid (currency must be stated)

7.3500 GBP

Lowest price paid (currency must be stated)

181,074

Total number of securities sold

7.3708 GBP

Highest price paid (currency must be stated)

7.3500 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 10th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 7th OCTOBER 2005 |
| Total number of securities bought | 2,920,174 |
| Highest price paid (currency must be stated) | 1.6325 GBP |
| Lowest price paid (currency must be stated) | 1.5675 GBP |

| | |
|---|---|
| Total number of securities sold | 2,106,907 |
| Highest price paid (currency must be stated) | 1.6275 GBP |
| Lowest price paid (currency must be stated) | 1.5750 GBP |
| Date of disclosure | 10th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 7th OCTOBER 2005 |
| | 1,169,525 |
| Total number of securities bought | |
| | 6.3800 GBP |
| Highest price paid (currency must be stated) | |
| | 6.2400 GBP |
| Lowest price paid (currency must be stated) | |
| | 706,602 |

Total number of securities sold

6.3780 GBP

Highest price paid (currency must be stated)

6.3780 GBP

Lowest price paid (currency must be stated)

Date of disclosure 10th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 7th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 410,657 |
| Highest price paid (currency must be stated) | 8.2633 GBP |
| Lowest price paid (currency must be stated) | 8.1150 GBP |
| Total number of securities sold | 291,362 |
| Highest price paid (currency must be stated) | 8.2450 GBP |
| Lowest price paid (currency must be stated) | 8.1200 GBP |

| | |
|---|---|
| Date of disclosure | 10th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure - CFD

UBS AG (EPT)
10 October 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Description of all derivative products disclosed on this form | CFD |
| Relevant security to which the derivative is referenced | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |

| | |
|---|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated. | N/A |
| Date of dealing | 7TH October 2005 |

WRITING/ENTERING INTO A DERIVATIVE

| Product name<br>eg long CFD | Transaction date | Writing/entering into (indicate as applicable) | Number of securities to which the derivative is referenced | Reference price (currency must be stated) |
|---|---|---|---|---|
| LONG CFD | 07 OCT 2005 | WRITING | 500,000 | 1.5958 GBP |

CLOSING OUT A DERIVATIVE

| Product name | Transaction date | Number of securities to which the derivative is referenced | Reference price (currency must | Closinç (currei |
|---|---|---|---|---|

| | | |
|---|---|---|
| eg long CFD | be stated) | stated) |

| | |
|---|---|
| Date of disclosure | 10th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
11 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| | 721121 |
| Total number of securities bought | |

| | |
|---|---|
| | 7.3800 GBP |
| Highest price paid (currency must be stated) | |
| | 7.3500 GBP |
| Lowest price paid (currency must be stated) | |
| | 758,900 |
| Total number of securities sold | |
| | 7.3800 GBP |
| Highest price paid (currency must be stated) | |
| | 7.3600 GBP |
| Lowest price paid (currency must be stated) | |

| | |
|---|---|
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| Total number of securities bought | 319,579 |
| Highest price paid (currency must be stated) | 1.6175 GBP |
| Lowest price paid (currency must be stated) | 1.5725 GBP |

324,084

Total number of securities sold

1.6175 GBP

Highest price paid (currency must be stated)

1.1575 GBP

Lowest price paid (currency must be stated)

Date of disclosure 11th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| | 255,605 |
| Total number of securities bought | |
| | 6.3600 GBP |
| Highest price paid (currency must be stated) | |
| | 6.3000 GBP |
| Lowest price paid (currency must be stated) | |
| | 257,977 |

| | |
|---|---|
| Total number of securities sold | |
| | 6.3600 GBP |
| Highest price paid (currency must be stated) | |
| | 6.2900 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 96,084 |
| Highest price paid (currency must be stated) | 8.1700 GBP |
| Lowest price paid (currency must be stated) | 7.9750 GBP |
| Total number of securities sold | 91,576 |
| Highest price paid (currency must be stated) | 8.1750 GBP |
| Lowest price paid (currency must be stated) | 7.9800 GBP |

| | |
|---|---|
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

UBS Global Asset Management (UK) Ltd
12 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | RENTOKIL INITIAL |
| Relevant security dealt in | ORD 1P (POST REORG) |
| If a connected EFM, name of offeree/ offeror with which connected | RENTOKIL INITIAL |
| If a connected EFM, nature of connection # | CONNECTED ADVISOR TO THE ABOVE |
| Date of dealing | 11/10/2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|
| 4,103 | 160.75P |

| | |
|---|---|
| Amount sold | Price per unit (currency must be stated) |

Resultant total amount and percentage of the same relevant security owned or controlled 132,479,362 (7.3%) @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 12/10/2005 |
| Contact name | PANNA GOHIL |
| Telephone number | 020-7901-5139 |

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, .see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# Rule 8.3 Rentokil Initial PLC

State Street Global Advisors
12 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | STATE STREET GLOBAL ADVISORS LIMITED |
| Company dealt in | Rentokil Initial PLC |
| Relevant security dealt in | Ord |
| If a connected EFM, name of offeree/ offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 11/10/2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (GBP) |
| Amount sold<br>20,423 | Price per unit (GBP)<br>1.60 |
| Resultant total amount and percentage of the same relevant security owned or controlled | 47,789,489 2.64% |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 12/10/2005

| | |
|---|---|
| Contact name | Caroline O'Connor |
| Telephone number | 020 7698 6130 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
12 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 11th OCTOBER 2005 |
| | 338,836 |
| Total number of securities bought | |

7.3660 GBP

Highest price paid (currency must be stated)

7.33600 GBP

Lowest price paid (currency must be stated)

203,000

Total number of securities sold

7.3644 GBP

Highest price paid (currency must be stated)

7.3600 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 12th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 11th OCTOBER 2005 |
| Total number of securities bought | 117,151 |
| Highest price paid (currency must be stated) | 1.6125 GBP |
| Lowest price paid (currency must be stated) | 1.5925 GBP |

155,019

Total number of securities sold

1.6100 GBP

Highest price paid (currency must be stated)

1.6000 GBP

Lowest price paid (currency must be stated)

Date of disclosure 12th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 11th OCTOBER 2005 |
| | 277,290 |
| Total number of securities bought | |
| | 6.3400 GBP |
| Highest price paid (currency must be stated) | |
| | 6.3100 GBP |
| Lowest price paid (currency must be stated) | |
| | 245,610 |

| | |
|---|---|
| Total number of securities sold | |
| | 6.3400 GBP |
| Highest price paid (currency must be stated) | |
| | 6.3100 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 12th October 2005 |
| Contact name | JOSEPH EVANS |
| | 020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 11th OCTOBER 2005 |

36,494

Total number of securities bought

8.0300 GBP

Highest price paid (currency must be stated)

7.9400 GBP

Lowest price paid (currency must be stated)

192,635

Total number of securities sold

8.0519 GBP

Highest price paid (currency must be stated)

7.9450 GBP

Lowest price paid (currency must be stated)

| | |
|---|---|
| Date of disclosure | 12th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3- Rentokil Initial pl

Capital Group Companies Inc
12 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | The Capital Group Companies, Inc. |
| Company dealt in | Rentokil Initial plc |
| Relevant security dealt in | Ordinary Shares |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | 11 October 2005 |

DEALINGS +

| | |
|---|---|
| Amount bought | Price per unit (currency must be stated) |
| 0 | - GBP |
| Amount sold | Price per unit (currency must be stated) |
| 180,000 | 1.61 - GBP |
| Resultant total amount and percentage of the same relevant security owned or controlled | 40,576,404 shares (2.21%) |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | 11 October 2005 |
| Contact name | Greg Dickinson |
| Telephone number | (213) 615-0469 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
12 October 2005

This announcement replaces the previous RNS announcement reference 4892S released at 11:17am on 11th OCT 05. Amendment made to the BUY figures of RENTOKIL PLC due to an amended trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| Total number of securities bought | 721121 |
| Highest price paid (currency must be stated) | 7.3800 GBP |

| | |
|---|---|
| Lowest price paid (currency must be stated) | 7.3500 GBP |
| Total number of securities sold | 758,900 |
| Highest price paid (currency must be stated) | 7.3800 GBP |
| Lowest price paid (currency must be stated) | 7.3600 GBP |
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |

| | |
|---|---|
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| Total number of securities bought | 320,839 |
| Highest price paid (currency must be stated) | 1.6175 GBP |
| Lowest price paid (currency must be stated) | 1.5725 GBP |
| Total number of securities sold | 324,084 |
| Highest price paid (currency must be stated) | 1.6175 GBP |
| Lowest price paid (currency must be stated) | 1.1575 GBP |
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |
| Total number of securities bought | 255,605 |
| Highest price paid (currency must be stated) | 6.3600 GBP |
| Lowest price paid (currency must be stated) | 6.3000 GBP |
| Total number of securities sold | 257,977 |
| Highest price paid (currency must be stated) | 6.3600 GBP |
| Lowest price paid (currency must be stated) | 6.2900 GBP |

| | |
|---|---|
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 10th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 96,084 |
| Highest price paid (currency must be stated) | 8.1700 GBP |
| Lowest price paid (currency must be stated) | 7.9750 GBP |
| Total number of securities sold | 91,576 |
| Highest price paid (currency must be stated) | 8.1750 GBP |
| Lowest price paid (currency must be stated) | 7.9800 GBP |
| Date of disclosure | 11th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# EPT Disclosure

UBS AG (EPT)
13 October 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 12th OCTOBER 2005 |
| | 316,718 |
| Total number of securities bought | |

| | |
|---|---|
| Highest price paid (currency must be stated) | 7.3700 GBP |
| Lowest price paid (currency must be stated) | 7.3550 GBP |
| Total number of securities sold | 219,184 |
| Highest price paid (currency must be stated) | 7.3622 GBP |
| Lowest price paid (currency must be stated) | 7.3600 GBP |

| | |
|---|---|
| Date of disclosure | 13th October 2005 |
| Contact name | JOSEPH EVANS<br>020 7567 8286 |
| Telephone number | |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 12th OCTOBER 2005 |
| Total number of securities bought | 172,464 |
| Highest price paid (currency must be stated) | 1.6050 GBP |
| Lowest price paid (currency must be stated) | 1.5625 GBP |

164,238

Total number of securities sold

1.600 GBP

Highest price paid (currency must be stated)

1.5800 GBP

Lowest price paid (currency must be stated)

Date of disclosure 13th October 2005

Contact name JOSEPH EVANS

020 7567 8286

Telephone number

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 12th OCTOBER 2005 |
| Total number of securities bought | 144,095 |
| Highest price paid (currency must be stated) | 6.3250 GBP |
| Lowest price paid (currency must be stated) | 6.2750 GBP |

| | |
|---|---|
| Total number of securities sold | 104,783 |
| Highest price paid (currency must be stated) | 6.3250 GBP |
| Lowest price paid (currency must be stated) | 6.2800 GBP |
| Date of disclosure | 13th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 12th OCTOBER 2005 |

141,698

Total number of securities bought

7.9850 GBP

Highest price paid (currency must be stated)

7.8500 GBP

Lowest price paid (currency must be stated)

126,921

Total number of securities sold

7.9950 GBP

Highest price paid (currency must be stated)

| | |
|---|---|
| | 7.8850 GBP |
| Lowest price paid (currency must be stated) | |
| Date of disclosure | 13th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

# EPT Disclosure - Amendment

UBS AG (EPT)
13 October 2005

This announcement replaces the previous RNS announcement reference 4079S released at 18:12pm on 7TH OCT 05. Amendment made to the BUY figures of BPB PLC due to a cancelled trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BPB PLC |
| Relevant security dealt in | ORDINARY SHARES 50P |
| Name of offeree/offeror with whom connected | COMPAGNIE DE SAINT-GOBAIN |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| Total number of securities bought | 1,460,313 |

| | |
|---|---|
| Highest price paid (currency must be stated) | 7.3723 GBP |
| Lowest price paid (currency must be stated) | 7.3550 GBP |
| Total number of securities sold | 290,498 |
| Highest price paid (currency must be stated) | 7.3765 GBP |
| Lowest price paid (currency must be stated) | 7.3627 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |

| | |
|---|---|
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY SHARES 1P |
| Name of offeree/offeror with whom connected | RENTOKIL INITIAL PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| Total number of securities bought | 538,536 |
| Highest price paid (currency must be stated) | 1.6500 GBP |
| Lowest price paid (currency must be stated) | 1.6300 GBP |
| Total number of securities sold | 456,390 |
| Highest price paid (currency must be stated) | 1.6500 GBP |
| Lowest price paid (currency must be stated) | 1.6300 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | BOOTS GROUP PLC |
| Relevant security dealt in | ORDINARY SHARES 25p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |
| Total number of securities bought | 1,355,801 |
| Highest price paid (currency must be stated) | 6.2200 GBP |
| Lowest price paid (currency must be stated) | 6.15766 GBP |
| Total number of securities sold | 1,311,616 |
| Highest price paid (currency must be stated) | 6.2200 GBP |

| | |
|---|---|
| Lowest price paid (currency must be stated) | 6.1450 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | ALLIANCE UNICHEM PLC |
| Relevant security dealt in | ORDINARY SHARES 10p |
| Name of offeree/offeror with whom connected | BOOTS GROUP PLC |
| Nature of connection # | CONNECTED ADVISER |
| Date of dealing | 6th OCTOBER 2005 |

| | |
|---|---|
| Total number of securities bought | 163,195 |
| Highest price paid (currency must be stated) | 8.2400 GBP |
| Lowest price paid (currency must be stated) | 8.1500 GBP |
| Total number of securities sold | 104,374 |
| Highest price paid (currency must be stated) | 8.2500 GBP |
| Lowest price paid (currency must be stated) | 8.1500 GBP |
| Date of disclosure | 7th October 2005 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Rentokil Initial

# Rule 8.3-Rentokil Initial PLC

Franklin Resources Inc
13 October 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

| | |
|---|---|
| Name of purchaser/vendor * | FRANKLIN RESOURCES, INC. |
| Company dealt in | RENTOKIL INITIAL PLC |
| Relevant security dealt in | ORDINARY |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, nature of connection # | N/A |
| Date of dealing | OCTOBER 6, 2005 |

DEALINGS +

| Amount bought | Price per unit (currency must be stated) |
|---|---|

| | |
|---|---|
| 6,010 | 1.64 GBP |
| Amount sold | Price per unit (currency must be stated) |

| | |
|---|---|
| Resultant total amount and percentage of the same relevant security owned or controlled | 266,126,007 (14.67%) |

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

| | |
|---|---|
| Date of disclosure | OCTOBER 7, 2005 |
| Contact name | LORI A. WEBER |
| Telephone number | 954-847-2283 |

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

Rentokil Initial

# Statement in relation to Rentokil Initial plc ('Rentokil')

Raphoe Management

Rentokil Initial plc

Raphoe Management Limited

17 October 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited ('Raphoe')

Statement in relation to Rentokil Initial plc ('Rentokil')

Following the announcement on 22nd August, 2005, that it was considering making an offer for Rentokil, Raphoe has had discussions with a large number of Rentokil shareholders. Raphoe's advisers also have met with Rentokil's advisers.

In discussions with a number of shareholders, Gerry Robinson has agreed to adopt a framework of performance criteria to be met in order for the financial arrangements set out in Raphoe's announcement of 8th September, 2005 to apply. Raphoe understands that on this basis, shareholders have entered into discussions with the Board of Rentokil.

This being the case, Raphoe has concluded that it will not be necessary to make an offer for Rentokil and accordingly now states that it has no further intention of doing so.

Discussions with shareholders will continue and Raphoe believes it to be in the

interests of shareholders and employees of Rentokil that these be brought to a conclusion by Monday 24th October.

Contacts:


| | |
|---|---|
| Sir Gerry Robinson<br>c/o Cubitt Consulting | 020 7367 5100 |
| Europa Partners Limited:<br>David von Simson | 020 7661 9338 |
| Cubitt Consulting:<br>Simon Brocklebank-Fowler | 020 7367 5100 |

Rentokil Initial

# Response to Raphoe

Rentokil Initial PLC
17 October 2005

Response to statement from Raphoe Management Ltd

The Board of Rentokil Initial plc ('Rentokil' or the 'Company') notes the announcement made today by Raphoe Management Limited ('Raphoe') and in particular the characterisation of Raphoe's failure to find support and/or financing for an offer for the Company.

Rentokil always maintains an open dialogue with its shareholders, but -Raphoe's inference that the Board is discussing implementing Raphoe's proposals - with or without any changes to Robinson's excessive package - is just plain misleading.

The Board remains strongly supportive of the current management team and sees no merit in destabilising a recovery programme that is well underway and already beginning to demonstrate positive results.

Brian McGowan, non-executive Chairman of Rentokil, said today:

'We are not surprised that Raphoe has failed to find support and/or financing for a bid but we are surprised that Robinson claims to have brokered discussions between our Board and our shareholders on the subject of his remuneration. That is simply not true.

Our focus remains on returning Rentokil back to long term profitable growth and on maximising value for Rentokil shareholders. We see no part for Robinson in that.'

Enquiries:

John Sunnucks, Gill Ackers; Brunswick Group LLP: 020 7404 5959

Rentokil Initial

# Statement re Rentokil Initial plc

Raphoe Management

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited ('Raphoe')

Statement in relation to Rentokil Initial plc ('Rentokil')

On 17th October, 2005, Raphoe announced it was continuing discussions with Rentokil shareholders against a background of having agreed to the principle of a framework of performance criteria to be met in order for the financial arrangements set out in its statement of 8th September to apply.

These discussions have continued until this morning, but have regrettably not resulted in an agreement being reached that was satisfactory to the parties involved. Accordingly they have been terminated.

Sir Gerry Robinson said, 'I am sorry that we have not found the right way forward. This was a genuine attempt to make a change with the existing shareholders staying involved. This has been an unsettling time for employees of Rentokil Initial and I apologise for that. I wish them and Doug Flynn every success for the future.'

Contacts:

Sir Gerry Robinson
c/o Cubitt Consulting 020 7367 5100

Europa Partners Limited:
David von Simson 020 7661 9338

Cubitt Consulting:
Simon Brocklebank-Fowler 020 7367 5100

Rentokil Initial

# Response to Raphoe

Rentokil Initial PLC
21 October 2005

21 October 2005

RENTOKIL INITIAL PLC

Response to Raphoe

Rentokil Initial plc ('Rentokil') notes the announcement by Raphoe Management Limited ('Raphoe') that it has ceased discussions with Rentokil shareholders. The Board welcomes the end to the distraction of recent weeks and is pleased that management can now focus its full attention on improving Rentokil's performance.

Doug Flynn, Chief Executive of Rentokil, said:

'I am pleased that we can now continue undistracted with the challenge of returning Rentokil to where it should be. We have a lot of work to do - but our recovery plan is absolutely on track and we are clear on what we need to do to restore Rentokil Initial to profitable growth.'

Enquiries:
John Sunnucks, Gill Ackers; Brunswick Group LLP 020 7404 5959

6.1

Rentokil Initial

# Holding(s) in Company

Rentokil Initial PLC
25 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth - 4,290,300

| | |
|---|---|
| Northern Trust, London - | 232,600 |
| Bank of New York, Brussels - | 170,300 |
| JP Morgan - Bournemouth | 5,616,800 |
| Brown Brothers Harriman, Luxemburg - | 62,156,656 |
| Northern Trust, London - | 278,200 |
| Bank of New York, Europe Ldn - | 2,443,700 |

5. Number of shares / amount of stock acquired

19,302,814

6. Percentage of issued class

1.07%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

20th October 2005

11. Date company informed

24th October 2005

12. Total holding following this notification

75,188,556

13. Total percentage holding of issued class following this notification

4.15%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

25th October 2005

6-2

Rentokil Initial

## Rule 8.3- Summary

Franklin Resources Inc
13 October 2005

| Company dealt in | Date of dealing | Amount bought | Amount sold | Price per unit |
|---|---|---|---|---|
| Rentokil Initial Plc | | | | |
| Ordinary Shares | 27-Sep-05 | 36,140 | | 1.68 GBP |
| | 28-Sep-05 | | 10,340 | 1.6775 GBP |
| | 29-Sep-05 | | 108,790 | 1.6775 GBP |
| | 3-Oct-05 | 171,920 | | 1.6581 GBP |
| | 5-Oct-05 | 33,140 | | 1.665 GBP |
| | | | 106,700 | 1.6674 GBP |

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

## David Liu Appointed Divisional Managing Director, Asia Pacific

Rentokil Initial announces the appointment of David Liu as Divisional Managing Director, Asia Pacific, with effect from 1st November 2005.

David joins from Aegis Group plc where he headed Aegis Media, Asia Pacific, which has operations in 14 countries across the Asia Pacific region. He initially joined the Aegis subsidiary Carat in 1998 as CEO of Greater China.

David has over 25 years of experience in the services sector across several markets in Asia Pacific, working for Saatchi and Saatchi, Bozell and McCann-Erickson, as well as Aegis.

Commenting on this appointment Doug Flynn, Chief Executive said:

"David has extensive experience of driving growth and managing businesses in the culturally diverse, dynamic economies of Asia Pacific. It is exactly what the company needs to seize the opportunities available. He is an outstanding leader and has achieved enormous success in building profitable businesses throughout the region."

**For further information, please contact:**
Charles Grimaldi, Rentokil Initial plc 01342 833022
John Sunnocks, Brunswick 0207 404 5959

6.3

Rentokil Initial

## Initial City Link

Rentokil Initial PLC
25 October 2005

25 October 2005

### Rentokil Initial's parcels business plans to cease franchising

Rentokil Initial has today announced that its parcels delivery business Initial City Link will, over a period of time, cease to operate on a franchised basis.

This is another important step forward in Rentokil Initial's development. The change will return full control of Initial City Link to the Company and should deliver better returns for our shareholders while maintaining or improving service to Initial City Link's customers. Franchisees, who collectively have an estimated annual profit of £5 million, will be offered a fair price for their businesses and will be given plenty of time to plan the transition.

The franchise model used by Initial City Link has been in place since the early 1990's largely unchanged and the franchisees have played an important part in its growth. However, thanks to recent investment in franchisor sales and marketing and a renewed focus on personnel, better growth is being experienced in Initial City Link's controlled and operated branches than in those of the franchisees. When combined with the opportunity to develop the business and address the increasingly complex demands of customers, a decision to move towards owning the network makes strong commercial sense.

Following consultation with individual franchisees, Initial City Link plans to make offers to purchase their businesses over a period of time. Franchisees' employees will be invited to join the Rentokil Initial group.

Initial City Link has 70 franchise territories of which it already controls and operates 25. Initial City Link will be working closely with its franchisees to ensure a smooth transfer of service for customers. The changes planned should ultimately result in Initial City Link customers experiencing an enhanced service.

Enquiries:

| | |
|---|---|
| John Sunnucks, Gill Ackers; Brunswick Group LLP | 020 7404 5959 |
| Charles Grimaldi, Rentokil Initial plc | 01342 833022 |

NOTES FOR EDITORS

Initial City Link

Initial City Link is one of the leading parcel delivery companies in the UK. It specialises in premium next day parcel delivery and has outgrown the market every year for the last ten years. In 2004, Initial City Link's turnover was £223 million and profit £31.3 million. Sales in the franchise network not owned by Initial City Link amounted to £197 million last year. Initial City Link already employs 2,179 people across the country and on average delivers 854,000 parcels a week to businesses and households across the country.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

6.4

Rentokil Initial

# Trading Statement

Rentokil Initial PLC
26 October 2005

26 October 2005

RENTOKIL INITIAL plc

## TRADING UPDATE FOR THE NINE MONTHS TO 30 SEPTEMBER 2005

In accordance with a new policy of providing quarterly trading updates, Rentokil Initial plc will provide an update on trading during the nine months to 30 September 2005 on Thursday 3 November 2005. This will replace the trading update for the first ten months of 2005 previously scheduled for 29 November 2005.

Notes for editors:

Rentokil Initial is one of the largest business services companies in the world,

operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

Rentokil Initial plc

Felcourt

East Grinstead

West Sussex RH19 2JY

Tel: 01342 833022

www.rentokil-initial.com